Mary Jane’s Vape & Smoke Shop, Inc.

302 West Victory Dr.

Savannah GA 31405

Via EDGAR

October 22, 2018

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re: Mary Jane’s Vape & Smoke Shop, Inc.

Registration Statement on Form S-1

Filed September 10, 2018

File No. 333-227270

Dear Mr. Anderegg:

I write on behalf of Mary Jane’s Vape & Smoke Shop, Inc., (the “Company”) in response to Staff’s letter of October 4, 2018, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed September 10, 2018 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1 Filed September 10, 2018

Risk Factors, page 8

1. We note your risk factor on page 15 concerning negative press from being in the hemp or cannabis-related business. Please expand your risk factor disclosure related to the regulatory requirements applicable to your company to address the potential impact of federal and state laws related to the selling and distribution of cannabis-related products. Please also revise your Business section to address the potential impact of federal and state laws related to the selling of marijuana-related products. See Item 101(h)(4)(viii) and (ix) of Regulation S-K.

As a related matter, it appears that the DEA created a separate Administration Controlled Substances Code number for marijuana extract defined to cover an extract containing one or more cannabinoids, such as THC, and stated that such extracts will continue to be treated as Schedule I controlled substances. In this regard, we note your statement that "that hemp, by definition, has less than 0.3% tetrahydrocannabinol (“THC”) content and is legal under federal and state laws." In light of this statement and the separate coding for marijuana extract, please provide support for your statement or revise to remove such statement.

In response to this comment, the Company does not sell any cannabis related products; it sells smoking accessories products and hemp oil products, which are not regulated by state and federal marijuana laws. See 7 USC § 5940(b)(2) for definition of “industrial hemp.” The Company has revised the risk factor to make that clearer.

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Selling Security Holders, page 22

2. Please tell us whether Edurado Cabrera, or any other selling security holder, is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. If a selling shareholder is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter and revise your disclosure accordingly.

In response to this comment, Mr. Eduardo Cabrera is affiliated with a broker dealer but (1) he purchased the shares in the ordinary course of business, and (2) at the time of purchase, he did not have any agreements or understandings, directly or indirectly, with any person, to distribute the securities.

Use of Proceeds

Primary Offering, page 22

3. Please expand your disclosure to provide a narrative discussion regarding the use of net proceeds to fund your business plan assuming 25%, 50%, 75% or 100% of common shares are sold in the primary offering.

In response to this comment, the Company included a narrative discussion regarding the use of net proceeds to fund its business plan.

Dilution, page 26

4. Please disclose the (i) pro forma net tangible book value per share after the offering; (ii) the increase in net tangible book value per share attributable to new investors; (iii) net tangible book value per share immediately after the primary offering; (iv) the dilution per share to new investors assuming 25%, 50%, 75% or 100% of shares are sold in the primary offering. Refer to Item 506 of Regulation S-K.

In response to this comment, the Company updated the section titled Dilution to make the requested changes.

5. It appears that your historical net tangible book value was $255,645 rather than $278,989 at June 30, 2018, based on your balance sheet on page F-2. Furthermore, it appears that you do not have a net tangible book deficit per share of common stock. Please review and revise or advise.

In response to this comment, the Company has revised the Net Tangible Book Value in the Dilution table to $255,645, which reconciles to our Balance Sheet.

6. The net proceeds received after deducting estimated offering expenses and assuming 25%, 50%, 75% or 100% of the shares are sold in the primary offering disclosed in the second paragraph on page 27 differ significantly from the net proceeds after deducting estimated offering expenses disclosed in the table on page 22. Please revise the inconsistency in your disclosure.

In response to this comment, the Company revised the disclosure to cure the inconsistencies.

7. Please explain in detail what "Value per Share" at the bottom of page 26 represents and explain how you calculated it. Please also explain its relationship to dilution and its relevance to an investor in this offering.

In response to this comment, the Company added an explanation as requested.

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Our Business, page 29

8. Please revise your disclosure to include a description of the regulatory requirements applicable to your company. In this regard, we note your risk factor on page 13 concerning the uncertainty related to e-products and the need for you to file an application with the FDA for you to distribute your NewGen and cigar and pipe tobacco product. Please see Item 101(h)(4)(viii) and (ix) of Regulation S-K.

In response to this comment, the Company revised the registration statement to provide a section for regulations.

9. Please discuss in greater detail the business activities you will undertake based upon raising funds at the various levels outlined in the use of proceeds. Descriptions of these planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. For example, please discuss the material steps and costs to establish a retail vaporizer and tobacco shop, and how many such shops you will target to open over what period of time.

In response to this comment, the Company expanded the disclosures of its planned business activities.

Management’s Discussion of Financial Condition and Results of Operation

Results of Operations for the Year Ended December 31, 2017 and Six Months Ended June 30,

2018 and 2017, page 34

10. Please expand your discussion and analysis to provide additional detail addressing the reasons for the fluctuations in revenues and cost of revenues for the periods presented. For example, please discuss price and/or volume changes, and any other material factors affecting your revenues and costs of revenues. Please also specifically discuss the reasons for the decrease in revenues for the six months ended June 30, 2018 versus June 30, 2017. Refer to Item 303(a)(3) of Regulation S-K.

In response to this comment, the Company updated its MD&A in reference to this comment.

Liquidity and Capital Resources, page 34

11. Please expand your disclosure to discuss material changes in cash flows (used in) provided by operating, investing and financing activities for the periods presented.

In response to this comment, the Company expanded its disclosures in this section to discuss material changes in cash flows.

12. We note your disclosure that your plan specifies a minimal amount of $50,000 in additional operating capital to operate for the 12 next months. It appears that your available cash will not be sufficient to satisfy your cash requirements for the next 12 months. Please disclose here how long your cash will last under your present operating expectations.

In response to this comment, the Company updated its disclosures in reference to capital needed in the next 12 months.

Directors, Executive Officers, Promoters and Control Persons, page 36

13. Please provide clear disclosure regarding the business experience of each of your executive officers and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

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In response to this comment, officer and director bios have been updated.

Exhibits

Consent of Independent Registered Public Accounting Firm, page 43

14. We note that the auditor's consent makes reference to the auditor's report dated September 5, 2018; however, we note that the auditor's report on page F-1 of the preliminary prospectus is dated September 10, 2018. Please revise or advise.

In response to this comment, the Company filed an updated consent from its auditor.

Report of Independent Registered Public Accounting Firm, page F-1

15. We note that the first paragraph of the auditor's report references the statement of members' deficit rather than the statement of equity as presented on page F-5 . Please have your auditor revise their report to identify by name the financial statements that have been audited. Refer to PCAOB AS 3101.08(b).

In response to this comment, the Company filed an updated auditor’s report from its auditor which references the Statement of Equity.

Balance Sheets, page F-2

16. We note your presentation of fixed assets, net and intangible assets included under the caption of current assets in the balance sheets. Please revise your presentation of fixed assets, net and intangible assets to comply with the classification requirements of ASC 210-10-45-1 and 45-4 since these appear to be non-current assets.

In response to this comment, the Company has removed Fixed assets, net and Intangible asset from within the Current Assets classification. The Company has presented a caption Total current assets.

17. Please disclose your accounting policy for intangible assets and describe the nature of intangible assets including the transaction that gave rise to such assets in the notes to the financial statements.

In response to this comment, additional note added in accounting policies under fixed Assets.

Statements of Cash Flow, page F-4

18. We note that your statements of cash flow does not appear to contain an adjustment for depreciation. Please advise whether you record depreciation, how it is classified in the statements of operations and why it is not reflected in your statements of cash flows. We may have further comment.

In response to this comment, all fixed assets were acquired towards the end of June 2018, company policies depreciates assets on the following month it was put to used.

Statement of Equity, page F-5

19. We note that the total stockholders' equity related to the corporate conversion line item in the statement of stockholders' equity does not agree to the sum of the corporate conversion amounts presented as members' equity, common stock and additional paid-in capital in the statement of stockholders' equity. In addition, the adjustment for corporate conversion does not balance. Please revise or advise.

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In response to this comment, the Company has revised the Corporate Conversion Line Item to balance in the Statement of Stockholders’ Equity. This was originally a typographical error and only impacted this line item.

Note 1 - Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-8

20. You state at the top of page F-9 that you have identified certain changes that are expected to be made to your accounting policies and practices in relation to the adoption of ASU 2014-09 but have not discussed such changes. Please clarify in your disclosure whether and when you adopted ASU 2014-09. In doing so, please also tell us what changes you have identified in your revenue accounting policies and practices upon adopting the ASU and your consideration to disclose such known changes in your revenue accounting policies and practices to the extent material.

In response to this comment, the company has revised this paragraph.

Note 3 - Capital Stock, page F-9

21. We note that the 14,629,334 common shares issued and its exchange value of $669,215 pertaining to the corporate conversion does not agree with the corporate conversion number of common shares and exchange value presented in the statement of equity on page F-5 or with the 13,221,000 conversion shares disclosed on page 22. Please review your disclosures on pages 22 and F-5 and revise to be consistent with the number of shares and dollar amount related to the conversion and private placements.

In response to this comment, the Company has revised the disclosure in Note 3 to agree to the shares and value presented in the Statement of Equity.

Note 5 - Income Taxes, page F-9

22. We note your disclosure that the company has operating losses for the six months ended June 30, 2018. Please disclose the amount of net operating losses as of June 30, 2018 including expiration dates per ASC 740-10-50-3. Please tell us whether you recognized deferred tax assets that arose as a result of the conversion, and whether you recorded a valuation allowance for all deferred tax assets that arose as a result of the change in tax status of the entity. If so, please also include the basis for management´s determination during the interim period that it is more likely than not that such deferred tax assets will not be realized. Refer to ASC 740-10-50-9g.

In response to this comment, the Company has revised its disclosure in Note 5 to disclose the amount and expiration of operating losses at June 30, 2018 and noted there was no tax impact from the corporate conversion. The Company also included the rationale for fully allowing for the deferred tax.

General

23. Please expand your accounting policies to disclose the types of expenses you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item.

In response to this comment, the Company included the accounting policy.

24. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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In response to this comment, there are no written communications in response to this comment.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Moses Campbell

Moses Campbell

Enclosures:

Acknowledgment by the Company

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Mary Jane’s Vape & Smoke Shop, Inc.

302 West Victory Dr.

Savannah GA 31405

Via EDGAR

October 22, 2018

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re: Mary Jane’s Vape & Smoke Shop, Inc.

Registration Statement on Form S-1

Filed September 10, 2018

File No. 333-227270

Dear Mr. Anderegg

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 4, 2018 by the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Moses Campbell

Moses Campbell

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